SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.  20549


                                     SCHEDULE 13D

                        Under the Securities Exchange Act of 1934

                             AMERICOMM RESOURCES CORPORATION
                                     (Name of Issuer)

                               Common Stock, $.001 Par Value
                               (Title of Class of Securities)

                                        030910 20 2
                                      (CUSIP Number)

                                   Isabel J. Wacker, Esq.
                              Zimet, Haines, Friedman & Kaplan
                                       460 Park Avenue
                                 New York, New York  10022
                                       (212-486-1700)

                       (Name, Address and Telephone Number of Persons
                     Authorized to Receive Notices and Communications)

                                       March 5, 1998
                  (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box.
                         _____

      CUSIP NO.  030910 20 2
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Albert E. Whitehead

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)
                             (a) _____   (b) _____

3.    SEC USE ONLY

4.    SOURCE OF FUNDS (See Instructions)
      PF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) or 2 (e)
                                             _____

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

Number of shares        7.   SOLE VOTING POWER
Beneficially Owned           2,434,999
by Each Reporting
Person With
                        8.   SHARED VOTING POWER
                               230,389

                        9.   SOLE DISPOSITIVE POWER
                             2,434,999

                       10.   SHARED DISPOSITIVE POWER
                               230,389

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             2,265,388

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                             _____

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  19.7%

14.   TYPE OF REPORTING PERSON
      IN

                                   SCHEDULE 13D

Item 1 - Security and Issuer.

     This Schedule 13D relates to the Common Stock, par value $.001 per share ("Common Stock"), of Americomm Resources Corporation, a Delaware corporation (the Company").

     The address of the Company's principal executive office is 9 East 4th Street, Suite 305, Tulsa, Oklahoma 74103-5109.

Item 2 - Identity and Background.

     (a)  This Schedule 13D is being filed by Albert E. Whitehead.

     (b) The business address of Mr. Whitehead is 9 East 4th Street, Suite 305, Tulsa, Oklahoma 74103-5109.

     (c) Mr. Whitehead's principal occupation is Chairman of the Board of the Company, which is located at 9 East 4th Street, Suite 305, Tulsa, Oklahoma 74103-5109.

     (d) During the last five years, Mr. Whitehead has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Whitehead has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3 - Source and Amount of Funds or Other Consideration.

     On March 5, 1998, Mr. Whitehead purchased 1,375,000 shares of Common Stock for an aggregate purchase price of $275,000.00 or $0.20 per share (the "Acquisition"). The purchase price was paid from Mr. Whitehead's private funds.

     Prior to the Acquisition, Mr. Whitehead beneficially owned (i) 890,389 shares of Common Stock, including 230,389 shares owned by his spouse in which he disclaims beneficial ownership, (ii) 266,666 shares of Common Stock issuable upon exercise of stock options at an exercise price of $0.6875 per share ("Stock Options"), and (iii) 133,333 shares issuable upon conversion of a Convertible Note held by a revocable trust for the benefit of Mr. Whitehead's spouse and in which Mr. Whitehead is the settlor and trustee (the "Trust"). The purchase price of currently outstanding shares beneficially owned by Mr. Whitehead was paid from his personal funds.

Item 4 - Purpose of Transaction.

     Mr. Whitehead acquired the securities of the Company currently held by such person solely for investment purposes. Depending upon various factors, including, but no limited to, the Company's business, prospects and financial condition and other developments concerning the Company, available opportunities for Mr. Whitehead to acquire or dispose of securities of the Company, and other business opportunities available to Mr. Whitehead, and other relevant factors, Mr. Whitehead may in the future take such actions iwth respect to such holdings in the Company's securities as he deems appropriate in light of the circumstances and conditions existing from time to time. Such actions may include the purchase of additional securities of the Company in the open market, the purchase of additional securities of the Company in privately negotiated transactions (including privately negotiated purchases from the Company or other stockholders of the Company) or otherwise, the dispostion, from time to time or at any time, of all or a portion of the securities of the Company now owned or hereafter acquired, either directly or indirectly, by Mr. Whitehead, either in a sale of securities in the open market or the sale of securities in privately negotiated transactions to one or more purchasers.

     Except as described above, Mr. Whitehead has not formulated any plans or proposals which relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Securities Exchange Act of 1934, as amended; or

     (j)  Any action similar to any of those enumerated above.

Item 5 - Interest in Securities of the Issuer.

     (a) and (b) Mr. Whitehead beneficially owns 2,665,388 share of Common Stock, including 230,389 shares of Common Stock owned by his spouse in which he disclaims beneficial ownership, 266,666 shares of Common Stock issuable upon exercise of his Stock Options and 133,333 shares of Common Stock issuable upon conversion of a Convertible Note held by the Trust. These shares constitute, in the aggregate, approximately 19.7% of the issued and outstanding shares of Common Stock as of the date hereof.

     (b) Mr. Whitehead has sole power to vote or direct the vote of, and sole power to dispose or to direct the disposition of, 2,435,000 shares of Common Stock beneficially owned directly by him. Mr. Whitehead shares power to vote or direct the vote of, and shares power to dispose or to direct the disposition of, 230,389 shares of Common Stock beneficially owned by his spouse.

     (c) Except for the purchase by Mr. Whitehead of shares of Common Stock in the Acquisition as described in Item 3 above, no transactions in securities of the Company were effected by Mr. Whitehead during the period beginning sixty days prior to the date of the event which requires the filing of this statement.

     (d) With the exception of his spouse, no person other than Mr. Whitehead has the right to receive or the power to direct the receipt of dividends from the shares of Common Stock beneficially owned by him, or the right to receive or the power to direct the receipt of the proceeds from the sale of such shares. Mr. Whitehead's spouse has the right to receive, and the power to direct the receipt of, dividends and proceeds from the sale of shares owned by her.

     (e)  Not Applicable.

Item 6 - Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     There are not contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Whitehead, and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7 - Material to be Filed as Exhibits.

     Not Applicable

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

DATED:  March 17, 1998

                                         /s/Albert E. Whitehead
                                         Albert E. Whitehead